UNITED STATES

SECURITIES AND EXCHANGECOMMISSION

Washington, D.C. 20549

FORM 1-SA

AMENDED SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2025

CARDONE EQUITY FUND V, LLC

Commission File No. 024-10865

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital, LLC

18851 NE 29th Avenue

STE 1000

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

82-5477495

Employer Identification Number

Class A Interests

(Title of each class of securities issued pursuant to Regulation A)

2

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Amended Semi-Annual Report on Form 1-SA (“Report”) of Cardone Equity Fund V, LLC (the “Company”, “we”, “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside refinancing;

•	decreased rental rates or increased vacancy rates;

•	changes in multi-family or geographic market trends;

•	changes in real estate and zoning laws and increases in real property tax rates and values;

•	failure of acquisitions to yield anticipated results;

•	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•	legislative or regulatory changes impacting our business or our assets; and

•	exposure to liability relating to environmental and health and safety matters.

3

Item 1. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The information discussed in this item should be read together with the Company s financial statements and related notes appearing under Item 3 of this Semi-Annual Report.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Amended Semiannual Report on Form 1-SA (“Semiannual Report”). Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles. This Semiannual Report may contain forward-looking information within the meaning of the federal securities laws, which involve known and unknown risks, uncertainties and other important factors which may impact our actual results.

Overview

Cardone Equity Fund V, LLC (“CEF V” or the “Company”), a Delaware limited liability corporation, was formed to invest directly or indirectly in multifamily apartment complexes located in Florida and Texas.

On September 20, 2019, the Company completed raising $50 million under Regulation A Plus from over 2,200 individual investors, and completed its investments in five income producing multifamily real estate properties located in Delray Beach, Florida; Sugar Land, Texas; Sunrise, Florida; Naples, Florida; and Panama City Beach, Florida.

The Company made its investments through limited liability companies (“LLC’s”) (treated as partnerships) that own a single multifamily property (single purpose entities “SPE’s”). The LLCs are co-owned by the Company, Cardone Equity Fund IV, LLC (“CEF IV”), a related entity by common management, and Grant Cardone, Manager of Cardone Capital LLC, the Company’s Manager. Grant Cardone typically owns from 1% to 5% of the LLCs. CEF IV raised $106 million of capital from accredited investors that began its operations in September 2018. The Manager parallel invested the funds raised from the Company’s offering, funds raised from CEF IV’s offering and funds from Grant Cardone in all property acquisitions at varying ownership levels. The amount invested varied depending on the lender’s requirements and the amount of funds raised by the Company and CEF IV.

Results of Operations

As of June 30, 2025, the Company was invested in five multifamily properties which have a fair market value of $104,680,732, a decrease of $1,031,118 over the December 31, 2024 value of $105,711,850. These investments had a cost of $28,770,552 and $30,473,593 as of June 30, 2025 and December 31, 2024, respectively. For the first six months of 2025, unrealized gains totaled $671,923, and the operating expenses totaled $334,552, netting to an increase in net assets from operations of $338,580, as compared to unrealized gains of $ 2,342,335, operating expenses of $363,414, resulting in an increase in net assets from operations of $1,982,146 for the first six months of 2024. Our results of operations as of June 30, 2025, may not be indicative of those expected in future periods as the fair market value of the assets will fluctuate with changes in general economic conditions and the real estate market specifically.

The multifamily portfolio revenues finished the first six months of 2025 flat with a year over year decrease of 0.5% or $118,796. The 2025 rental revenue decrease is associated with softness in consumer demand for rental units in the local markets. The portfolio’s six month ended June 30, 2025 expenses increased by 1.26% or $126,991 from June 30, 2024 levels, resulting in net operating income decreasing by about 1.65% or $245,787 from June 30, 2024 levels. The Manager anticipates cash flow will continue to level off in 2025, due to increased operating expenses off setting any increase in rental rates and occupancy.

Our results of operations as of June 30, 2025, may not be indicative of those expected in future periods as the fair market value of the assets will fluctuate with changes in general economic conditions and the real estate market specifically.

Liquidity and Capital Resources

As of June 30, 2025 and December 31, 2024, we directly had no outstanding debt. The SPEs in which we hold investments in real estate have leveraged their individual assets with non-recourse debt of up to 60%-75% of the cost of the acquisition price. As of June 30, 2025, the debt financing for the entire real estate portfolio in which we hold investments is less than 67% of the cost of their tangible assets (before deducting depreciation or other non-cash reserves). The loan terms range from 10-12 years, have interest rates ranging from 3.25% to 4.35% and pay interest only for at least the first five years. The loans mature between October 2028 and July 2031.

We anticipate that the revenues from the real properties held by the SPEs will be sufficient to service any associate debt and to pay for any operating expenses associated with the properties for the foreseeable future. We do not anticipate borrowing any additional funds or offering any additional debt or equity in the Company.

The Company’s Manager determines the amount of distributions (“Distributable Cash”) to be paid to our investors from the distributions received from the investment in the SPEs which own the properties. For the Six Months Ended June 30, 2025, the Company received cash distributions through the SPEs from the operations of the multifamily properties, totaling $1,703,041 and distributed a total of $1,375,024, representing a 5.5% annual rate return or $1,375,024 to its Class A Unit holders and $0 to its Class B Unit Holder. At the Manager’s discretion, a reduced percentage of distributions were paid to the Class B Interest holder, the Manager, with the intention that later, when the cash flow from operations increases or an exit event occurs, the Manager may adjust cash distributions to retroactively account for the deferred payments. (See Semi-Annual Report Item 3. Financial Statements Note 4 Member’s Equity/Net Assets for further information.)

Distributions paid to investors may not be indicative of future distributions since they are dependent upon the amount of the Company's available Distributable Cash and the distributions received from the SPEs holding each property which may vary due to changes in rental rates, occupancy, expenses and other obligations of the property and general market conditions.

4

Related Party Transactions

 Investment in Class A Units: In 2020, Grant Cardone, the Manager of our Manager, purchased 150 Class A Units from requesting investors. In 2024, Grant and employees of our Manager purchased 72 and 215 Class A Units, respectively, from requesting investors. As of June 30, 2025, Grant and employees of our Manager owned a total of 437 Class A Units, representing 0.87% of total Class A Units, with a capital balance of approximately $719,345.

Acquisition Fees: The Manager or its designated assigns will earn an acquisition and due diligence fee of 1.0% of the purchase price of the individual property (multiplied by the percentage of the property that the Company is investing in, in the case of a co-investment). For the six months ended June 30, 2025, the Manager did not incur an acquisition fee. As of June 30, 2025, a total of $3,045,000 of acquisition fees have been paid to the Manager, with $1,621,762 remaining to be paid. In aggregate, a total of $4,666,762 in fees have been capitalized as acquisition costs and included in the basis of the respective purchased investment. The Company’s proportional share, based on its ownership interest in the underlying investments, totaled $1,424,823 and is included in the investment cost, with $575,402 outstanding to be paid as of June 30, 2025. The Company does not expect to make any further acquisitions or incur any further acquisition fees.

Asset Management Fee: The Manager or its designated assigns will earn an asset management fee of 1% of the total Capital Contributions made to the Company by its Members (i.e., paid for the purchase of Class A Interests), accrued monthly. For the six months ended June 30, 2025, and for the year ended December 31, 2024, the Company incurred $250,000 and $500,000, respectively, in asset management fee expense, of which $0 and $18,190 remains payable as of June 30, 2025 and December 31, 2024, respectively, and is included as a component of due to affiliates in the accompanying balance sheets. These accrued fees are unsecured, do not bear interest, and are payable on demand.

Property Management Fee: The Manager and/or an affiliated or third-party property managers will receive (in addition to reimbursement of expenses and costs) a property management fee for each Property managed at market rate (the approximate cost of property management services under present circumstances if such cost were negotiated at arms’ length, as estimated by the Manager in good faith) calculated on the monthly gross income from that Property, paid as an expense of the Property. A portion of the Property Management fees paid by the Cardone Member LLC’s to property managers was remitted to a designated affiliate of the Manager for assistance with the properties’ marketing program. The Company’s proportional share of this fee, based on the ownership of the respective investments, totaled $64,240 and $133,460 for the six months ended June 30, 2025 and for the year ended December 31, 2024, respectively. Total fees are difficult to determine at this time.

Class B Units: The Manager received Class B Interests on January 31, 2022 as founder’s interests for no consideration.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Trends and Key Information Affecting our Performance

Management believes that current market dynamics and underlying fundamentals support a generally favorable outlook for the United States multifamily housing sector, notwithstanding near-term macroeconomic and capital markets volatility. Demand for rental housing remains supported by structural trends, including continued job growth in select markets, household formation, and demographic shifts favoring renting over homeownership. Our properties are primarily located in desirable submarkets that we believe are well positioned to benefit from these trends, including migration patterns away from higher-cost gateway metros and the sustained prevalence of remote and hybrid work arrangements.

Affordability constraints in the single-family housing market continue to underpin renter demand. Elevated mortgage interest rates, higher average home prices for first-time buyers, and tighter credit underwriting standards have reduced the accessibility of homeownership for a significant portion of the prime renter demographic. As a result, many households are remaining in rental housing for longer periods, supporting occupancy levels across well-located multifamily assets.

On the supply side, new multifamily construction activity has moderated as higher financing costs, elevated construction labor and materials prices, and more restrictive lending conditions have constrained development pipelines. Management believes that this slowdown in new supply, particularly in certain submarkets, may alleviate competitive pressures and support rental rate growth over the medium term, subject to local market conditions.

While inflationary pressures, interest rate uncertainty, and broader economic conditions may continue to impact operating costs, tenant demand, and capital availability, management believes that the multifamily asset class remains fundamentally resilient. Accordingly, we believe our portfolio is positioned to benefit from these industry trends.

5

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an "emerging growth company" or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management's experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Item 2. Other Information

None.

6

Item 3. Financial Information

Cardone Equity Fund V, LLC

Financial Statements - Index

As of June 30, 2025 and

December 31, 2024

7

Cardone Equity Fund V, LLC
Statements of Net Assets
As of June 30, 2025 and December 31, 2024

	June 30, 2025	December 31, 2024
	(Unaudited)
Assets:

Real estate investments, at fair value (costs of $28,770,552 and $30,473,593)	$104,680,732	$105,711,850
Cash	19,961	69,855

Total assets	104,700,693	105,781,705

Liabilities:

Accounts payable	12,259	38,637
Due to affiliates	-	18,190

Total liabilities	12,259	56,827

Net Assets	$104,688,434	$105,724,878

See accompanying notes, which are an integral part of these financial statements

F-1

Cardone Equity Fund V, LLC
Schedule of Real Estate Investments
As of December 31, 2024

	Ownership		Fair Market
Investments	Interest	Cost Basis	Value

Cardone Delray Member, LLC[1]	39.02%	$9,142,257	$32,861,478

Cardone Stella Member, LLC[2]	30.82%	5,636,748	12,848,986

Cardone Sawgrass Member, LLC[3]	24.27%	8,192,828	25,925,725

Cardone Laguna Member, LLC[4]	36.87%	5,394,123	26,663,284

Cardone Ashley Member, LLC[5]	22.21%	2,107,637	7,412,377

		$30,473,593	$105,711,850

[1] Cardone Delray Member, LLC owns 100% of Atlantic Delray Beach, LLC (d/b/a: 10X Living at Delray) which holds an investment in a 346 unit multifamily apartment community located in Delray Beach, FL.  The Company invested in Cardone Delray Member, LLC on January 1, 2019.  The Company's proportional share of this investment represents 31.08% of net assets.

[2] Cardone Stella Member, LLC owns 100% of Stella 351, LLC (d/b/a: Stella at Riverstone) which holds an investment in a 351 unit multifamily apartment community located in Sugar Land, TX.  The Company invested in Cardone Stella Member, LLC on January 25, 2019.  The Company's proportional share of this investment represents 12.15% of net assets.

[3] Cardone Sawgrass Member, LLC owns 100% of Sunrise Village Development, LLC (d/b/a: 10X Living at Sawgrass) which holds an investment in a 501 unit multifamily apartment community located in Sunrise, FL.  The Company invested in Cardone Sawgrass Member, LLC on July 16, 2019.  The Company's proportional share of this investment represents 24.52% of net assets.

[4] Cardone Laguna Member, LLC owns 100% of Fountain View Circle, LLC (d/b/a: 10X Living at Naples) which holds an investment in a 456 unit multifamily apartment community located in Naples, FL.  The Company invested in Cardone Laguna Member, LLC on July 1, 2019.  The Company's proportional share of this investment represents 25.22% of net assets.

[5] Cardone Ashley Member, LLC owns 100% of ABP Borrower, LLC (d/b/a: 10X Living at Breakfast Point) which holds an investment in a 360 unit multifamily apartment community located in Panama City Beach, FL.  The Company invested in Cardone Ashley Member, LLC on September 16, 2019.  The Company's proportional share of this investment represents 7.01% of net assets.

See accompanying notes, which are an integral part of these financial statements

F-2

Cardone Equity Fund V, LLC
Statements of Operations
For the Six Months Ended June 30, 2025 and June 30, 2024

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)

Interest income	$1,209	$3,225

Expenses

Asset management fee	250,000	250,000
Professional fees	84,522	109,314
Administrative and other	30	4,100

Total expenses	334,552	363,414

Net investment loss	(333,343)	(360,189)

Net unrealized gains on partnership investments	671,923	2,342,335

Net increase in members' equity resulting from operations	$338,580	$1,982,146

See accompanying notes, which are an integral part of these financial statements

F-3

Cardone Equity Fund V, LLC
Statements of Changes in Net Assets
For the Six Months Ended June 30, 2025 and June 30, 2024

	Total	Members Class A Interests	Managing Member Class B Interests

Balances, January 1, 2024	$99,300,954	$79,657,885	$19,643,069

Distributions	(2,062,097)	(1,356,329)	(705,768)

Net increase in net assets resulting from operations	1,982,146	1,288,395	693,751

Balances, June 30, 2024	99,221,003	79,589,951	19,631,052

Distributions	(1,587,752)	(1,412,752)	(175,000)

Net increase in members' equity resulting from operations	8,091,627	5,259,557	2,832,070

Balances, December 31, 2024	105,724,878	83,436,756	22,288,122

Distributions	(1,375,024)	(1,375,024)	-

Net increase in members' equity resulting from operations	338,580	220,077	118,503

Balances, June 30, 2025 (Unaudited)	$104,688,434	$82,281,809	$22,406,625

See accompanying notes, which are an integral part of these financial statements

F-4

Cardone Equity Fund V, LLC
Statements of Cash Flows
For the Six Months Ended June 30, 2025 and June 30, 2024

	June 30, 2025	June 30, 2024
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net increase in members' capital resulting from operations	$338,580	$1,982,146
Adjustments to reconcile net increase in members' capital resulting from operations to net cash provided by operating activities:

Net unrealized gains on partnership investments	(671,923)	(2,342,335)
Distributions from partnership investments	1,703,041	2,342,335
Changes in operating assets and liabilities:
Accounts payable	(26,378)	(17,694)
Due to affiliates	(18,190)	-
Net cash provided by operating activities	1,325,130	1,964,452

Cash flows from financing activities:
Distributions to members	(1,375,024)	(2,062,097)
Net cash used in financing activities	(1,375,024)	(2,062,097)

Net increase/(decrease) in cash	(49,894)	(97,645)

Cash, beginning of period	69,855	141,948
Cash, end of period	$19,961	$44,303

See accompanying notes, which are an integral part of these financial statements

F-5

Cardone Equity Fund V, LLC Notes to Financial Statements For the Six Months Ended June 30, 2025 and the Year Ended December 31, 2024

NOTE 1: NATURE OF OPERATIONS

CARDONE EQUITY FUND V, LLC (the “Company”), is a limited liability company organized May 4, 2018 under the laws of Delaware and is located in Aventura, Florida.

The Company started accepting subscriptions on December 12, 2018 and commenced operations on January 1, 2019 when $6,982,521 was invested in its first multifamily real estate investment.  On September 20, 2019, the Company completed raising $50 million under Regulation A Plus from over 2,200 individual investors and completed its investments in five multifamily real estate properties.  The fund-raising activities were completed through Cardone Capital, LLC’s (the “Manager”) online platform.

The Company made its investments through limited liability companies (“LLC’s”) (treated as partnerships) that own a single multifamily property (single purpose entities “SPE’s”). The LLC's are co-owned by the Company, Cardone Equity Fund IV, LLC (“CEF IV”), a related entity by common management, and Grant Cardone, Managing Member of Cardone Capital, LLC. Grant Cardone owns from 1% to 5% of the LLC’s. CEF IV raised $106 million of capital from accredited investors and began its operations in September 2018. The Manager parallel invested the funds raised from the Company’s offering, funds raised from CEF IV’s offering and funds from Grant Cardone in all property acquisitions at varying ownership levels. The amount invested varied depending on the lender’s requirements and the amount of funds raised by the Company and CEF IV.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

As of June 30, 2025, the Company has raised $50,000,000 from unit offerings and has made capital distributions of $17,144,077.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America (“GAAP”) for investment companies. The Company is an investment company that follows the specialized accounting and reporting guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 “Financial Services – Investment Companies.” The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income, expenses and gains (losses) during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Cash Balance

The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits.

Real Estate Investments

Investments in real estate are carried at fair value. Costs to acquire real estate investments are capitalized as a component of investment cost. The fair values of real estate investments are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date.

F-6

Investments without a public market are valued based on assumptions made and valuation techniques used by the Manager. Such valuation techniques may include discounted cash flow analysis, prevailing market capitalization rates or earnings multiples applied to earnings from the investment, analysis of recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties, consideration of the amount that currently would be required to replace the asset, as well as independent external appraisals.  In general, the Manager considers multiple valuation techniques when measuring the fair value of a real estate investment.  However, in certain circumstances, a single valuation technique may be appropriate.

The fair value of real estate investments does not reflect the Company’s transaction sale costs, which may be incurred upon disposition of the real estate investments. Such costs are estimated to approximate 2% - 3% of gross property fair value. The Company also reflects its real estate equity investments net of investment level financing. Valuation adjustments attributable to underlying financing arrangements are considered in the real estate equity valuation.

The Company may invest in real estate and real estate related investments for which no liquid market exists. The market prices for such investments may be volatile and may not be readily ascertainable. Additionally, there may be limited availability of observable transaction data and inputs which may make it more difficult to determine the fair value of such investments. Amounts ultimately realized by the Company from real estate investments sold may differ from the fair values presented, and the differences could be material.

Fair Value Measurement

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The investments in real estate will fall into Level 3 category, therefore, fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the reporting date.

Investments in Real Estate Transactions

Purchases and sales of real estate investments are recorded on a transaction basis. Distributions from the real estate investment are first applied to the cost of the investment until the total cost has been recovered, after which point any further distributions are recorded as realized gains. Further, realized gains and losses on real estate investment transactions will be recognized upon the sale of the investment. Changes in unrealized gains and losses are included in the results of operations.

F-7

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial conditions and the results of operations.

Income Taxes

The Company is a limited liability company, treated as a partnership for U.S. income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

Entities treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the “Assessment”), rather than the owners of the entity being liable for the Assessment.  Any such Assessment against the entity would impact the equity interests of current owners’ pro-rata at the time the Assessment is levied absent claw-back provisions to any former owners or other special allocation provisions within the entity’s governing documents.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return’s due date or the date filed) that remain subject to examination by the Company’s major tax jurisdictions.

For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

NOTE 3: FAIR VALUE MEASUREMENTS

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash, accounts payable and due to affiliates: these balances approximate their fair values due to the short maturities of these items.

Real estate investments are stated at fair value of the ownership interests of the underlying entities.  The Company’s ownership interests are valued based on the fair value of the underlying real estate, any related mortgage loans payable, and other factors, such as ownership percentage, distribution provisions and capital call obligations.  The Company’s estimates of the values of real estate properties have been prepared giving consideration to the income, direct capitalization and sales comparison approaches of estimating property value. The income approach estimates an income stream for a property (typically 10 years) and discounts this income plus a reversion (presumed sale) into a present value at a risk adjusted rate. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and industry data. The direct capitalization approach is based on the net operating income (NOI) of the underlying real estate for a stabilized operation divided by the market capitalization rate. The sales comparison approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. The direct capitalization approach was used to value all of the Company’s real estate investments as of June 30, 2025 and December 31, 2024. The terminal cap rate and the discount rate are significant inputs to these valuations. These rates are based on the location, type and nature of each property, and current and anticipated market conditions. Significant increases in discount or capitalization rates in isolation would result in a significantly lower fair value measurement. Significant decreases in discount or capitalization rates in isolation would result in a significantly higher fair value measurement. Additionally, the Company may adjust capitalization rate assumptions in determining fair value to reflect the economic benefit of assumable, below market, fixed rate mortgage debt, based on a cash-equivalency analysis of the present value of in-place debt terms compared to current market terms.

F-8

Investment values were determined based on capitalization rates of 4.15% to 5.00% as of June 30, 2025 and as of December 31, 2024. Fair value measurements take into consideration the estimated effect of physical depreciation, historical cost depreciation, amortization on real estate related investments, and, as of  June 30, 2025 and December 31, 2024, capitalization rate adjustment for assumable debt with favorable terms.

Upon the disposition of all real estate investments by an investee entity, the Company will continue to state its equity in the remaining net assets of the investee entity during the wind-down period.  The Company’s real estate investments are classified within level 3 of the valuation hierarchy.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods ended June 30, 2025 and December 31, 2024:

Real Estate
Description	Investments
Beginning Balance, January 1, 2024	$99,177,644
Unrealized gain on real estate investments	2,342,335
Distributions from real estate investments	(2,342,335)
Ending Balance, June 30, 2024	99,177,644
Unrealized gain on real estate investments	8,379,690
Distributions from real estate investments	(1,845,484)
Ending Balance, December 31, 2024	$105,711,850
Unrealized gain on real estate investments	671,923
Distributions from real estate investments	(1,703,041)
Ending Balance, June 30, 2025	$104,680,732

NOTE 4: MEMBERS’ EQUITY/NET ASSETS

On September 20, 2019, the Company completed raising the maximum amount of $50,000,000 by offering 50,000 Class A Interests at $1,000 per Interest through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A Plus” and sold the Interests directly to investors. The minimum investment was $5,000. The Class A Members in the Company will receive a 65% profit interest.

The Manager’s Class B Interest is a 35% profit interest and is subordinate to the Class A Interest.

Losses for any fiscal year shall be allocated among the Members in proportion to their positive capital account balances, giving consideration to their respective ownership period, until the balance of each capital account equals zero. Thereafter, all losses shall be allocated in accordance to each Member’s respective Percentage Interest in the Company. Profits will first be allocated pro rata to the Members in accordance with the amount of losses previously allocated if such previous losses were not offset by profits. Thereafter, profits shall be allocated in accordance with actual distributions of distributable cash and shall be allocated 65% to the Class A Members (in proportion to their respective Percentage Interests) and 35% to the Class B Interests. In all cases, giving consideration to their respective ownership period.

F-9

In accordance with the operating agreement, distributions will be allocated 65% to the Class A Members and 35% to the Class B Members. At this time, the Manager has distributed all distributable cash to the Class A and Class B Members which totaled $14,357,494 and $2,786,583 respectively, as of June 30, 2025. At the Manager’s discretion, a reduced percentage of distributions has been paid to date to the Class B Interest Members, the Manager, with the intention that at a later time, when the cash flow from operations increases or an exit event occurs, the Manager may adjust cash distributions to be allocated on a cumulative 65%/35% basis. The aggregate impact of this at June 30, 2025 would be to distribute an additional $4,944,376 to the Manager.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged the Manager to manage the Company, under a management agreement. The Company is subject to the following fees under this agreement:

Acquisition Fee

To compensate the Manager for sourcing, evaluating, structuring, underwriting, and negotiating the Company’s acquisitions, the Company or its underlying investment, will pay the Manager a 1% acquisition fee on each investment’s fixed asset purchase price. This fee will be paid at the discretion of the Manager, but no later than the liquidation of the real estate investment. Acquisition fees are typically paid during closing and are capitalized as acquisition costs of the SPE purchasing the property.

As of June 30, 2025 a total of $3,045,000 of acquisition fees have been paid to the Manager, with $1,621,762 remaining to be paid. The Company’s proportional share paid, based on the ownership of the respective investments, totaled $849,421 and $575,402 remains to be paid.

 Disposition Fee

To compensate the Manager for services rendered in preparing for, negotiating, and executing the sale of real estate investments, the Company will pay the Manager, or its designated affiliate, a disposition fee equal to 1% of the gross sale price of each investment. This fee will be paid at the disposition of real estate investment.

Asset Management Fee

The Company will pay the Manager, or its designated affiliate, a 1% annualized Asset Management Fee during the first three years of operations which will be calculated based on the Contributed Capital as of the end of each prior month. After the first three years, the amount of Contributed Capital will be reduced for the return of capital to Members from the liquidation and disposition from the sale of one of the Company’s assets. This fee will be payable monthly at the discretion of the Manager. For the periods ended June 30, 2025 and December 31, 2024, the Company incurred $250,000 and  $500,000 in Asset Management Fees respectively.

Marketing Fee

A portion of the property management fee paid to one of the property managers was remitted to a designated affiliate of the Manager for assistance with the properties’ marketing program. The Company’s proportional share of this fee, based on the ownership of the respective investments, amounted to $64,240 and $133,460 for the periods ended June 30, 2025 and December 31, 2024 respectively.

F-10

Co-investments

As of June 30, 2025 and December 31, 2024, the Company has co-invested with CEF IV and Grant Cardone as follows:

	10X Living at Delray		Stella at Riverstone		10X Living at Sawgrass		10X Living at Naples		10X Living at Breakfast Point
Entity	Investment	Percentage	Investment	Percentage	Investment	Percentage	Investment	Percentage	Investment	Percentage

CEF IV	$20,386,500	59.52%	$18,759,605	64.14%	$35,597,729	70.67%	$16,909,610	58.11%	$14,120,800	72.79%
CEF V	13,363,500	39.02%	9,015,395	30.82%	12,227,271	24.27%	10,730,390	36.87%	4,309,200	22.21%
Grant Cardone	500,000	1.46%	1,475,000	5.04%	2,550,000	5.06%	1,460,000	5.02%	970,000	5.00%
Total	$34,250,000	100.00%	$29,250,000	100.00%	$50,375,000	100.00%	$29,100,000	100.00%	$19,400,000	100.00%

Investment in Class A Shares

In 2020, Grant Cardone, as Manager of Cardone Capital, purchased 150 units from requesting investors. The combined equity value at December 31, 2023 was $238,974, which represents 0.3% of the Class A Shares. Additionally, Grant Cardone and other employees of the Manager acquired an additional 0.6% of Class A shares in 2024 for a total balance at December 31, 2024 of $729,133.

NOTE 6: FINANCIAL RISKS AND UNCERTAINTIES

The Company is subject to several risks including the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments.

Market Risk

Market risk is the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

F-11

NOTE 7: FINANCIAL HIGHLIGHTS

The following summarizes the Company’s financial highlights for the periods ended June 30, 2025 and December 31, 2024:

	Class A Members	Class A Members
	June 30, 2025	December 31, 2024
Total return [1]
End of year since-inception internal rate of return	12.42%	13.41%
Beginning of year since-inception internal rate of return	13.41%	14.42%

Expense ratios [2]
Operating expense	0.48%	0.49%

Net investment income (loss) ratios [3]	(0.48%)	(0.49%)

1 Total return is calculated based on a dollar-weighted internal rate of return methodology net of fees. The internal rate of return is computed on a since-inception basis using annual compounding and the actual dates of cash inflows received by and outflows paid to investors and including ending net asset value as of each measurement date. Because total return is calculated for the Class A Members taken as a whole, an individual Class A Member’s return may vary from these returns based on a different management fee and incentive arrangements (as applicable) and the timing of capital contributions.

2 These expense ratios are calculated for the Class A Members taken as a whole using weighted average of net assets for the year. The computation of such ratios is based on the amount of expenses assessed to an individual Class A Member’s capital and may vary from these ratios based on different management fee incentive arrangements (as applicable) and the timing of capital transactions.

3 The net investment income(loss) ratios are calculated for the Class A Members taken as a whole using weighted average net assets for the year. The computation of the net investment income ratio is based on the amount of net investment income assessed to an individual Class A Member’s capital and may vary from these ratios based on different management fee arrangements (as applicable).

NOTE 8: OTHER MATTERS

Pino v. Cardone Capital, LLC, et al. On September 16, 2020, an individual investor who represented himself as a non-accredited investor, and who invested the minimum in Cardone Equity Fund V, LLC and Cardone Equity Fund VI, LLC, filed a putative class action lawsuit. The lawsuit names as defendants Cardone Capital, LLC, Grant Cardone, Cardone Equity Fund V, LLC, and Cardone Equity Fund VI, LLC, and is styled Pino v. Cardone Capital, LLC, et al., Case No. 2:20-cv-8499 (C.D. Cal.). The claims asserted are for alleged violations of Sections 12(a)(2) and 15 of the Securities Act of 1933.  On April 27, 2021, the court dismissed the complaint with prejudice.  On May 28, 2021, the plaintiff appealed the dismissal to the Ninth Circuit Court of Appeals, and, on December 21, 2022 the Ninth Circuit affirmed in part and reversed in part the dismissal with instructions on remand for plaintiff to file an amended complaint.  On June 26, 2023, plaintiff filed a second amended complaint asserting the same claims, and on October 4, 2023, the court dismissed the second amended complaint with prejudice.  On November 8, 2023, plaintiff filed a notice of appeal of the dismissal, and on June 10, 2025, the Ninth Circuit Court of Appeals reversed the district court’s dismissal, and on August 1, 2025, denied the petition for rehearing en banc, remanding the case to the district court.  The Company has answered the Complaint and discovery is ongoing.

The Company’s Manager and Mr. Cardone do not believe that this case will interfere with their ability to manage the affairs of the Company.  The defendants believe that the allegations in this lawsuit are without merit and will vigorously defend against the action. Given the uncertainty of litigation and the preliminary stage of this appeal, the defendants cannot reasonably estimate if any loss may result from this action. The Company may also incur legal fees or other expenses in connection with the defense against these claims.

NOTE 9: SUBSEQUENT EVENTS

Subsequent to June 30, 2025 the Company has distributed an additional $1,375,000 to Class A Members.

Management has evaluated subsequent events through December 30, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

F-12

Item 4. Exhibits

Exhibit 2.1*

Certificate of Formation (Incorporated by reference to Exhibit 1 to Cardone Equity Fund V, LLC Amendment No. 5 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 22, 2018 (File No. 024-10865)

Exhibit 3.1*

Operating Agreement of Cardone Equity Fund V, LLC, dated August 24,2018, (Incorporated by reference to Exhibit 3 to Cardone Equity Fund V, LLC Amendment No. 5 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 22, 2018 (File No. 024-10865)

Exhibit 4.1*

Subscription Agreement for Class A Units (Incorporated by reference to Exhibit 2 to Cardone Equity Fund V, LLC Amendment No. 5 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 22, 2018 (File No. 024-10865)

Exhibit 6.1*

Asset Management Agreement, dated January 1, 2019, by and between Cardone Equity Fund V, LLC and Cardone Capital LLC(Incorporated by reference to Exhibit 6.1 to Cardone Equity Fund V, LLC Annual Report on Form 1-K as filed with the Securities and Exchange Commission on April 12, 2021 (File No. 24R-00180)).

Exhibit 6.2*

Assignment and Assumption of Asset Management Agreement, by and between Cardone Capital LLC and Cardone Real Estate Acquisitions, LLC (Incorporated by reference to Exhibit 6.2 to Cardone Equity Fund V, LLC Annual Report on Form 1-K as filed with the Securities and Exchange Commission on April 12, 2021 (File No. 24R-00180)).

Exhibit 6.3*

Transfer Agency and Service Agreement, dated , by and among Cardone Capital, LLC, Computershare Trust Company, N.A., and Computershare, Inc. (Incorporated by reference to Exhibit 4 to Cardone Equity Fund V, LLC Amendment No. 5 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on October 22, 2018) (File No. 024-10865))

__________________

*- Filed previously and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Equity Fund V, LLC

By:	Cardone Capital LLC, its Manager

By:	/s/ Grant Cardone
Name:	Grant Cardone
Title:	Chief Executive Officer
Date:	December 30, 2025

Pursuant to the requirements of Regulation A, this amended report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Cardone	Chief Executive Officer of Cardone Capital LLC (Principal Executive Officer)	December 30, 2025
Grant Cardone

/s/ Rey Valdez	Director of Accounting of Cardone Real Estate Acquisitions LLC	December 30, 2025
Rey Valdez	(Principal Financial and Accounting Officer)

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